EXHIBIT 21.01

SUBSIDIARIES OF THE RESGITRANT

SUBSIDIARY	JURISDICTION OF INCORPORATION

Versant Gmbh Arabellastrasse 4 D-81925 Müenchen Germany +49-89-920078-0 (phone) +49-89-920078-44 (fax)	Germany

Versant Ltd Unit 4.2, Intec Business Park Wade Road, Basingstoke Hampshire RG24 8NE United Kingdom +44 (0)1256 366500 (phone) +44 (0)1256 366555 (fax)	United Kingdom

Versant India Subhadra, 1240 A Apte Road Shivajinagar, Pune 411 004 India +91-20-553-9909 +91-20-553-9908	India